UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 2, 2017

Sigmata Electronics, Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

81-1253192

(I.R.S. Employer Identification No.)

28 Apollo Road, Suite 6A

East Providence, RI 02914

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (401) 714-5337

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Special Note: “We,” “the Company,” “Sigmata Electronics,” and “Sigmata” refer to Sigmata Electronics, Inc.

Forward Looking Statements

The statements contained in this Current Report on Form 1-U that are not historical fact are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995), within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The forward-looking statements contained herein are based on current expectations that involve a number of risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “believes,” “plans,” “expects,” “may,” “will,” “should,” or “anticipates,” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. The Company wishes to caution the reader that its forward-looking statements that are historical facts are only predictions. These forward-looking statements are based upon a variety of assumptions relating to the business of the Company, which, although considered reasonable by the Company, may not be realized. These forward-looking statements are based on current expectations and the Company assumes no obligation to update this information. There can be no assurance that any of these expectations will be realized or that any of the forward-looking statements contained herein will prove to be accurate.

Item 9. Other Events

“We”, “the Company”, “Sigmata Electronics”, and “Sigmata” refer to Sigmata Electronics, Inc.

On February 2, 2017 we, the Company entered into and consummated an agreement with Jeffrey H. Purchon, in which we purchased, for a sum of $5,000, the entire worldwide rights, title, and interest in all inventions and improvements that are disclosed in U.S. patent No. 7,758,365, and on U.S. Application Number 12/214,002 entitled Self-Muting Audio Connector, which was filed on June 16, 2008 which is a continuation-in-part application of co-pending PCT International Application PCT/US2006/01782 with an international filing date of January 17, 2006.

The purchase agreement and assignment can be found as exhibits attached herein.

In addition to the aforementioned, as part of the sale, the asset purchase agreement included all physical inventory in relation to the above utility patent.

Photographs of current prototypes (products) and invention schematics:

Note: The values denoting notes to the above schematics can be viewed by searching the patent directly on the USPTO’s website.

Future Plans:

Immediately following the acquisition of the worldwide rights to the above patent we, as a Company, began the process of vetting out manufacturers and product packaging Companies located in the New England region of the United States. Our research into these manufacturers will be comprehensive, as we evaluate cost, quality, services, and miscellaneous features and aspects of the Companies we seek to do business with. Additionally, if it proves to be cost effective, we are evaluating the possibility of taking our manufacturing and packaging efforts overseas. This research is currently in the preliminary stages, and we will be completed all appropriate due diligence prior to commencing manufacturing efforts.

Subsequent to the consummation of a manufacturing and packaging deal we will begin to offer our products for sale on various online and physical retailers. At present, we do not have any existing deals with physical retailers, however, subsequent to the commencement of manufacturing, it is the Company’s intention to arrange meetings with retailers who operate in the same industry as our Company in order to forge lasting agreements to have the “Quiet Cable” stocked at their retail locations. Our intention is to retain the name designated to this product by the creator, “Quiet Cable”, although now our intention is for it to be branded and packaged under the Sigmata Electronics name. The retention of the name “Quiet Cable”, in the Company’s estimation, is more likely to allow consumers who purchased the product from the creator, in the past, to be able to readily find and identify both the “Quiet Cable” under our brand, and to additionally direct them to our website and the additional products we offer for sale. It is the Company’s hope that this retention can drive repeat sales from previous satisfied consumers and will additionally bolster sales efforts of other products we offer.

In the opinion of our management there are potential additional applications and uses for the patent we have acquired, and we will immediately begin the exploration of these potential uses. This will require a significant amount of due diligence, first to identify exactly how these additional uses can be made into products fit for manufacture and sale under the “Sigmata Electronics” brand name, and additionally to verify that the uses we may develop do not infringe upon the intellectual property of any other entities or creators. We retain the worldwide rights to the existing patent, but as we attempt to make changes, additions, etc. to create additional uses, there is the risk that we may infringe upon others, so we will be required to research this thoroughly before any physical inventory results from these additional efforts.

Our diversification plans for our existing patented technology consists of having the audio cables made in several varying colors and, potentially, lengths. Subsequent to manufacturing has been established we plan to immediately offer the cords for sale on our website, www.sigmataelectronics.com.

For the time being, until we complete the above steps, we have added a simple ‘coming soon’ banner to our website in regards to the “Quiet Cable”.

Change in Shell Status:

As a result of the foregoing event and coupled with the Company’s existing operations, the Company ceased to be a shell company on February 2, 2017 as that term is defined in Rule 405 of the Securities Act of 1933 and Rule 12b-2 of the Exchange Act.

Exhibits:

Exhibit Type	Description (Name)

EX1U-6	Purchase Agreement between Sigmata Electronics, Inc. and Jeffrey H. Purchon (1)
EX1U-6	Patent Assignment (1)

____________________

(1)	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGMATA ELECTRONICS, INC.

Date: February 8, 2017	By:	/s/ Paul Moody
Paul Moody
Chief Executive Officer